INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2021

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	March 31, 2021	December 31, 2020
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	248,394	483,598
Client and trust funds on deposit	992,012	973,143
Investments	142,289	133,375
Accounts receivable and prepaid expenses	199,819	240,849
Income taxes receivable	7,356	7,687
Total current assets	1,589,870	1,838,652
Capital assets, net	45,872	46,978
Right-of-use assets	48,235	50,620
Intangibles	4,277,368	4,290,998
Deferred income taxes	26,498	7,846
Other assets	124,835	124,742
Total assets	6,112,678	6,359,836
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	315,652	315,884
Current portion of provisions and other financial liabilities [note 4]	237,051	275,710
Dividends payable [note 6]	73,251	75,297
Client and trust funds payable	990,390	961,080
Income taxes payable	7,523	3,209
Current portion of long-term debt [note 3]	—	203,805
Current portion of lease liabilities	14,878	14,926
Total current liabilities	1,638,745	1,849,911
Long-term debt [note 3]	2,200,938	2,252,311
Provisions and other financial liabilities [note 4]	153,557	107,842
Deferred income taxes	470,547	470,735
Lease liabilities	58,020	61,307
Total liabilities	4,521,807	4,742,106
Equity
Share capital [note 5(a)]	1,819,781	1,867,997
Contributed surplus	24,986	22,817
Deficit	(253,965)	(287,621)
Accumulated other comprehensive income (loss)	(36,380)	(20,746)
Total equity attributable to the shareholders of the Company	1,554,422	1,582,447
Non-controlling interests	36,449	35,283
Total equity	1,590,871	1,617,730
Total liabilities and equity	6,112,678	6,359,836
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended March 31

	2021	2020
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	425,122	422,579
Administration fees	167,466	76,201
Redemption fees	1,662	2,855
Realized and unrealized gain (loss) on investments	4,213	(12,625)
Other income	41,938	10,282
	640,401	499,292

EXPENSES
Selling, general and administrative	133,377	114,994
Trailer fees	130,776	131,054
Advisor and dealer fees	108,362	52,454
Deferred sales commissions	1,917	3,245
Amortization and depreciation [note 10]	19,583	8,594
Interest and lease finance	21,322	14,612
Other [notes 3 and 4]	62,915	10,984
	478,252	335,937
Income before income taxes	162,149	163,355

Provision for income taxes
Current	49,636	45,829
Deferred	(12,275)	(2,368)
	37,361	43,461
Net income for the period	124,788	119,894
Net income (loss) attributable to non-controlling interests	613	(321)
Net income attributable to shareholders	124,175	120,215
Basic earnings per share attributable to shareholders [note 5(e)]	$0.60	$0.55
Diluted earnings per share attributable to shareholders [note 5(e)]	$0.59	$0.54

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	(15,953)	38
Total other comprehensive income (loss), net of tax	(15,953)	38
Comprehensive income for the period	108,835	119,932
Comprehensive income (loss) attributable to non-controlling interests	294	(321)
Comprehensive income attributable to shareholders	108,541	120,253
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the three-month period ended March 31

	Share capital [note 5(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	124,175	(15,634)	108,541	294	108,835
Dividends declared [note 6]	—	—	(35,822)	—	(35,822)	—	(35,822)
Shares repurchased, net of tax	(50,611)	—	(54,697)	—	(105,308)	—	(105,308)
Business combination [note 2]	—	—	—	—	—	1,073	1,073
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 5]	2,315	—	—	—	2,315	—	2,315
Issuance of share capital for equity-based plans, net of tax	80	(80)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	2,249	—	—	2,249	—	2,249
Net distributions from non-controlling interests	—	—	—	—	—	(201)	(201)
Change during the period	(48,216)	2,169	33,656	(15,634)	(28,025)	1,166	(26,859)
Balance, March 31, 2021	1,819,781	24,986	(253,965)	(36,380)	1,554,422	36,449	1,590,871

Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	120,215	38	120,253	(321)	119,932
Dividends declared [note 6]	—	—	(38,114)	—	(38,114)	—	(38,114)
Shares repurchased, net of tax	(43,624)	—	(57,984)	—	(101,608)	—	(101,608)
Business combination [note 2]	—	—	—	—	—	2,127	2,127
Issuance of share capital for equity-based plans, net of tax	1,459	(1,459)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	2,061	—	—	2,061	—	2,061
Change during the period	(42,165)	602	24,117	38	(17,408)	1,806	(15,602)
Balance, March 31, 2020	1,902,146	24,037	(449,896)	293	1,476,580	7,174	1,483,754
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended March 31

	2021	2020
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	124,788	119,894
Add (deduct) items not involving cash
Realized and unrealized (gain) loss on investments	(4,214)	12,625
Fair value change - acquisition liabilities [note 4]	22,209	—
Equity-based compensation	3,008	2,773
Amortization and depreciation	19,583	8,594
Deferred income taxes	(12,275)	(2,368)
Loss on long-term debt [note 3]	24,708	—
Cash provided by operating activities before net change in operating assets and liabilities	177,807	141,518
Net change in operating assets and liabilities	11,869	(25,631)
Cash provided by operating activities	189,676	115,887

INVESTING ACTIVITIES
Purchase of investments	(104)	(10,396)
Proceeds on sale of investments	—	26
Additions to capital assets	(1,881)	(5,950)
Increase (decrease) in other assets	1,905	(15,017)
Additions to intangibles	(3,615)	(3,238)
Acquisition of subsidiaries, net of cash acquired [note 2]	(2,314)	(10,382)
Cash used in investing activities	(6,009)	(44,957)

FINANCING ACTIVITIES
Repayment of long-term debt	(549,695)	—
Issuance of long-term debt	331,836	140,000
Repurchase of long-term debt	(45,953)	—
Repurchase of share capital	(112,744)	(103,864)
Payment of lease liabilities	(3,934)	(2,732)
Net distributions from non-controlling interests	(512)	—
Dividends paid to shareholders [note 6]	(37,869)	(39,971)
Cash used in financing activities	(418,871)	(6,567)
Net increase (decrease) in cash and cash equivalents during the period	(235,204)	64,363
Cash and cash equivalents, beginning of period	483,598	118,360
Cash and cash equivalents, end of period	248,394	182,723
(*) Included in operating activities are the following:
Interest paid	18,983	17,934
Income taxes paid	44,855	20,957
(see accompanying notes)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on May 12, 2021.
BASIS OF PRESENTATION
The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2020.
BASIS OF CONSOLIDATION
The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”], and their respective subsidiaries.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

•CI’s wholly owned U.S. subsidiaries include, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Roosevelt Investment Group, Inc. and Doyle Wealth Management, Inc. CI has a controlling interest in Surevest LLC, OCM Capital Partners LLC, The Cabana Group, LLC, Stavis & Cohen Financial, LLC and RGT Wealth Advisors, LLC [“RGT”], and their respective subsidiaries, [together, the “U.S. RIAs”].
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•CI holds a controlling interest in GSFM and RGT with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM and RGT to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income.
•For subsidiaries where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the unaudited interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.
Hereinafter, CI and its subsidiaries are referred to as CI.
2. BUSINESS ACQUISITION
[A] Acquisitions - three-month period ended March 31, 2021
Stonegate Services Halifax
On February 23, 2021, CI acquired a controlling interest in Stonegate Services Halifax Incorporated. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
Axia Real Assets LP
During the three-month period ended March 31, 2021, CI entered into a newly formed joint venture, Axia Real Assets LP [“Axia”], an alternative investment manager focused on global real estate and infrastructure. The investment in Axia has been accounted for using the equity method of accounting.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[B] Acquisitions - subsequent to March 31, 2021
U.S. Registered Investment Advisors
On April 30, 2021, CI completed the acquisitions of controlling interests in the following registered investment advisory firms, which will be included in the wealth management segment.
•Segall Bryant & Hamill, LLC
•Barret Asset Management, LLC
•Brightworth, LLC
On May 10, 2021, CI reached an agreement to acquire 100% of Dowling & Yahnke, LLC, a registered investment advisory firm. The details of the acquisition are being finalized and is expected to close by June 30, 2021.
Lawrence Park Asset Management
On April 30, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM will be included in the asset management segment.
3. LONG-TERM DEBT
Long-term debt consists of the following:

				As at	As at
				March 31, 2021	December 31, 2020
				$	$
Debenture principal amount	Interest rate	Issued date	Maturity date
$200 million	2.775%	November 25, 2016	November 25, 2021	—	203,805
$325 million	3.520%	July 20, 2018	July 20, 2023	—	323,944
$306 million	3.215%	July 22, 2019	July 22, 2024	304,546	348,454
$450 million	3.759%	May 26, 2020	May 26, 2025	447,930	447,829
$250 million	3.904%	September 27, 2017	September 27, 2027	248,926	248,891
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,199,536	883,193
Long-term debt				2,200,938	2,456,116
Current portion of long-term debt				—	203,805
Credit facility
CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. CI is within its financial covenants with respect to its credit facility, which requires that the funded debt to annualized EBITDA (earnings before interest, taxes, depreciation and amortization) ratio remains below 3:1 and that CI’s assets under management not fall

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.
Debentures and notes
During the three-month period ended March 31, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [“the 2021 Debentures”] at an average price of $101.903 and recorded a loss of $3,805, included in other expenses. CI also redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.
In connection with the redemption of the 2021 Debentures, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.
During the three-month period ended March 31, 2021, CI repurchased $44,000 principal amount of debentures due July 22, 2024 at an average price of $104.439 and recorded a loss of $1,953, included in other expenses. The transaction settled on April 1, 2021.
4. PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the three-month period ended March 31, 2021 and the year ended December 31, 2020, are as follows:

	3-month period ended		Year ended
	March 31, 2021		December 31, 2020
	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
	$	$	$	$
Provisions and other financial liabilities, beginning of period	46,181	337,371	25,563	7,573
Additions	704	4,141	56,277	334,616
Amounts used	(14,578)	(774)	(34,869)	(701)
Amounts reversed	—	(179)	(790)	—
Fair value change - acquisition liabilities	—	22,209	—	—
Translation - acquisition liabilities	—	(4,467)	—	(4,117)
Provisions and other financial liabilities, end of period	32,307	358,301	46,181	337,371
Current portion of provisions and other financial liabilities	6,548	230,503	45,298	230,412

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

ACQUISITION RELATED LIABILITIES
Included in provisions and other financial liabilities as at March 31, 2021, and in connection with business acquisitions, are amounts payable for contingent consideration of $155,635 [December 31, 2020 - 131,122], deferred consideration of $95,579 [December 31, 2020 - 96,855] and put options payable of $107,087 [December 31, 2020 - 109,394], payable in cash and shares, including foreign exchange translation adjustments since the date of acquisition. Fair value adjustments to the acquisition liabilities are included in other expenses. During the three-month period ended March 31, 2021 and the year ended December 31, 2020, there were no shareholders who exercised their put to CI.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain.
During the three-month period ended March 31, 2021, CI recorded provisions of $704 for legal and severance [2020 – $56,277]. As at March 31, 2021, a provision of $32,307 remains [December 31, 2020 – $46,181].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

5. SHARE CAPITAL
A summary of the changes to CI’s share capital for the period is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance for acquisition of subsidiaries, net of issuance costs	2,034	35,434
Issuance of share capital on vesting of restricted share units	522	8,488
Share repurchases, net of tax	(13,990)	(120,236)
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiaries, net of issuance costs	125	2,315
Issuance of share capital on vesting of restricted share units	7	80
Share repurchases, net of tax	(6,546)	(50,611)
Common shares, balance, March 31, 2021	203,944	1,819,781
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.
No options were granted during the three-month period ended March 31, 2021 or during the year ended December 31, 2020. The fair value method of accounting is used for the valuation of share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,978)	34.28
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options cancelled	(1,683)	28.46
Options outstanding, March 31, 2021	923	22.58
Options exercisable, March 31, 2021	385	27.61
Options outstanding and exercisable as at March 31, 2021 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	538	7.9	—
27.44	331	0.9	331
28.63	3	0.1	3
28.67	51	1.9	51
18.99 to 28.67	923	5	385
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. During the three-month period ended March 31, 2021, CI granted 1,609 thousand RSUs [three-month period ended March 31, 2020 – 356 thousand RSUs], including 5 thousand RSUs granted, to reflect dividends declared on the common shares [three-month period ended March 31, 2020 – 5 thousand RSUs]. Also during the three-month period ended March 31, 2021, 7 thousand RSUs were exercised, and 11 thousand RSUs were forfeited [three-month period ended March 31, 2020 – 85 thousand RSUs exercised, and 5 thousand RSUs forfeited]. During the three-month period ended March 31, 2021, CI credited contributed surplus for $2,935 related to compensation expense recognized for the RSUs [three-month period ended March 31, 2020 – $2,670]. As at March 31, 2021, 2,095 thousand RSUs are outstanding [December 31, 2020 – 504 thousand RSUs].
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

During the three-month period ended March 31, 2021, 2.8 thousand DSUs were granted and nil DSUs were exercised [three-month period ended March 31, 2020 – 3.2 thousand DSUs granted, and nil exercised]. An expense of $128 was recorded during the three-month period ended March 31, 2021 [three-month period ended March 31, 2020 – an expense recovery of $121]. As at March 31, 2021, included in accounts payable and accrued liabilities, is an accrual of $643 for amounts to be paid under the DSU Plan [December 31, 2020 – $515].
[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the three-month period ended March 31:

	3 months ended	3 months ended
[in thousands]	March 31, 2021	March 31, 2020
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$124,175	$120,215

Denominator:
Weighted average number of common shares - basic	207,476	219,551
Weighted average effect of dilutive stock options and RSU awards (*)	1,869	1,476
Weighted average number of common shares - diluted	209,345	221,027

Net earnings per common share attributable to shareholders
Basic	$0.60	$0.55
Diluted	$0.59	$0.54
(*) The determination of the weighted average number of common shares - diluted excludes 923 thousand shares related to stock options that were anti-dilutive for the three-month period ended March 31, 2021 [three-month period ended March 31, 2020 - 2,661 thousand shares].

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at April 30, 2021:

[in thousands]
Shares outstanding at April 30, 2021	204,385
Options to purchase shares	920
RSU awards	2,115
207,420

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

6. DIVIDENDS
The following dividends were paid by CI during the three-month period ended March 31, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
Paid during the three-month period ended March 31, 2021			37,869
The following dividends were declared but not paid during the three-month period ended March 31, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
March 31, 2021	April 15, 2021	0.18	36,626
June 30, 2021	July 15, 2021	0.18	36,625
Declared and accrued as at March 31, 2021			73,251
The following dividends were paid by CI during the three-month period ended March 31, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2019	January 15, 2020	0.18	39,971
Paid during the three-month period ended March 31, 2020			39,971

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

7. FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	March 31, 2021	December 31, 2020
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	248,394	483,598
Investments	142,289	133,375
Other assets	12,210	12,210
Amortized cost
Client and trust funds on deposit	992,012	973,143
Accounts receivable	174,466	219,074
Other assets	46,384	44,314
Total financial assets	1,615,755	1,865,714

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	262,723	240,516
Amortized cost
Accounts payable and accrued liabilities	308,290	308,797
Provisions for other liabilities	127,885	143,036
Dividends payable	73,251	75,297
Client and trust funds payable	990,390	961,080
Long-term debt	2,200,938	2,456,116
Total financial liabilities	3,963,477	4,184,842
CI’s investments as at March 31, 2021 and December 31, 2020, include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as level 2 in the fair value hierarchy. CI’s investments as at March 31, 2021, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as level 1 in the fair value hierarchy. There have been no transfers between level 1, level 2 and level 3 during the period.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at March 31, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	122,040	38,776	79,608	3,656
Securities owned, at market	20,249	20,249	—	—
Total investments	142,289	59,025	79,608	3,656
Investments consist of the following as at December 31, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,126	37,193	77,278	3,655
Securities owned, at market	15,249	15,249	—	—
Total investments	133,375	52,442	77,278	3,655
Included in other assets are long-term private equity strategic investments of $12,210 [December 31, 2020 – $12,210] valued using level 3 inputs.
Included in provisions and other financial liabilities, as at March 31, 2021 is put options payable on non-controlling interest of $107,088 [December 31, 2020 – $109,394] and contingent consideration payable of $155,635 [December 31, 2020 – $131,122] carried at fair value and classified as level 3 in the fair value hierarchy. Long-term debt as at March 31, 2021 includes debentures with a fair value of $2,242,371 [December 31, 2020 – $2,575,740], as determined by quoted market prices, which have been classified as level 2 in the fair value hierarchy.
8. CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at March 31, 2021, cash and cash equivalents of $21,349 [December 31, 2020 – $14,680] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at March 31, 2021 and December 31, 2020, CI met its capital requirements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	March 31, 2021	December 31, 2020
	$	$
Shareholders’ equity	1,554,422	1,582,447
Long-term debt	2,200,938	2,456,116
Total capital	3,755,360	4,038,563
9. SEGMENTED INFORMATION
CI has two reportable segments: asset management and wealth management. These segments reflect CI’s internal financial reporting, performance measurement and strategic priorities.
The asset management segment includes the operating results and financial position of CI Investments, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds.
The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, Aligned, CI Investment Services, Wealthbar and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the three-month period ended March 31, 2021 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	429,248	—	(4,126)	425,122
Administration fees	—	212,306	(44,840)	167,466
Other revenue	24,685	23,128	—	47,813
Total revenue	453,933	235,434	(48,966)	640,401

Selling, general and administrative	89,039	48,593	(4,255)	133,377
Trailer fees	139,046	—	(8,270)	130,776
Advisor and dealer fees	—	144,680	(36,318)	108,362
Deferred sales commissions	2,040	—	(123)	1,917
Amortization and depreciation	7,194	12,389	—	19,583
Other expenses	30,409	32,506	—	62,915
Total expenses	267,728	238,168	(48,966)	456,930

Income before income taxes and non-segmented items	186,205	(2,734)	—	183,471
Interest and lease finance				(21,322)
Provision for income taxes				(37,361)
Net income for the period				124,788

Indefinite life intangibles
Goodwill	1,311,080	735,283	—	2,046,363
Fund contracts	1,776,771	—	—	1,776,771
Total indefinite life intangibles	3,087,851	735,283	—	3,823,134

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended March 31, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	426,296	—	(3,717)	422,579
Administration fees	—	120,061	(43,860)	76,201
Other revenue	(9,797)	10,309	—	512
Total revenue	416,499	130,370	(47,577)	499,292

Selling, general and administrative	84,872	33,839	(3,717)	114,994
Trailer fees	138,225	—	(7,171)	131,054
Advisor and dealer fees	—	88,940	(36,486)	52,454
Deferred sales commissions	3,448	—	(203)	3,245
Amortization and depreciation	5,851	2,743	—	8,594
Other expenses	9,223	1,761	—	10,984
Total expenses	241,619	127,283	(47,577)	321,325

Income before income taxes and non-segmented items	174,880	3,087	—	177,967
Interest				(14,612)
Provision for income taxes				(43,461)
Net income for the period				119,894

As at December 31, 2020
Indefinite life intangibles
Goodwill	1,311,873	741,799	—	2,053,672
Fund contracts	1,778,901	—	—	1,778,901
Total indefinite life intangibles	3,090,774	741,799	—	3,832,573

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

10. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	3 months ended	3 months ended
	March 31, 2021	March 31, 2020
	$	$
Depreciation of capital assets	3,144	2,966
Depreciation of right-of-use assets	3,039	2,353
Amortization of intangibles	11,960	2,888
Amortization of debenture transaction costs	1,440	387
Total amortization and depreciation	19,583	8,594
11. UPDATE ON COVID-19
COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the further spread of COVID-19 have disrupted normal economic activity both domestically and globally. Uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.
CI is monitoring the impact of the pandemic and managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.
12.    COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statements presentation in the current period.